FREYR Battery, Inc.
c/o The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

VIA EDGAR

November 1, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jenny O’Shanick, Asia Timmons-Pierce

RE:	FREYR Battery, Inc. Registration Statement on Form S-4 (the “Registration Statement”) File No. 333-274434
Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FREYR Battery, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 3, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, request by telephone that such Registration Statement be declared effective.

Please contact Denis Klimentchenko, of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, outside counsel to the Company, at +44 20 7519 7000, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Oscar Brown
Name:	Oscar Brown
Title:	Chairman of the Board of Directors (Principal Financial Officer and Principal Accounting Officer) FREYR Battery, Inc.

cc:	Denis Klimentchenko, Danny Tricot and Maria Protopapa
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
FREYR Battery | www.freyrbattery.com    1